EXHIBIT 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2011	2010	2011	2010
Revenues		3,453	3,256	10,230	9,612
Operating expenses	5	(2,363)	(2,533)	(7,393)	(7,322)
Depreciation		(107)	(104)	(324)	(347)
Amortization of computer software		(155)	(143)	(481)	(417)
Amortization of other identifiable intangible assets		(152)	(138)	(446)	(399)
Other operating (losses) gains, net	6	(17)	18	302	(15)
Operating profit		659	356	1,888	1,112
Finance costs, net:
Net interest expense	7	(102)	(99)	(301)	(287)
Other finance (costs) income	7	(35)	44	(19)	20
Income before tax and equity method investees		522	301	1,568	845
Share of post tax earnings in equity method investees		4	3	11	6
Tax expense	8	(145)	(33)	(371)	(143)
Earnings from continuing operations		381	271	1,208	708
Earnings from discontinued operations, net of tax		-	6	2	-
Net earnings		381	277	1,210	708
Earnings attributable to:
Common shareholders		369	268	1,182	685
Non-controlling interests		12	9	28	23

Earnings per share:	9
Basic and diluted earnings per share:
From continuing operations		$0.44	$0.31	$1.41	$0.82
From discontinued operations		-	0.01	-	-
Basic and diluted earnings per share		$0.44	$0.32	$1.41	$0.82

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2011	2010	2011	2010
Net earnings		381	277	1,210	708
Other comprehensive (loss) income:
Net (loss) gain on cash flow hedges		(203)	64	(119)	(8)
Net loss (gain) on cash flow hedges transferred to earnings	7	195	(66)	119	(42)
Foreign currency translation adjustments to equity		(402)	578	6	(44)
Foreign currency translation adjustments to earnings		-	-	2	(8)
Net actuarial (losses) gains on defined benefit pension plans, net of tax(1)		(164)	156	(167)	(117)
Other comprehensive (loss) income		(574)	732	(159)	(219)
Total comprehensive (loss) income		(193)	1,009	1,051	489

Comprehensive (loss) income for the period attributable to:
Common shareholders		(205)	1,000	1,023	466
Non-controlling interests		12	9	28	23

(1)
The related tax benefit (expense) was $101 million and ($70) million for the three months ended September 30, 2011 and 2010, respectively, and $98 million and $67 million for the nine months ended September 30, 2011 and 2010, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)
(millions of U.S. dollars)	Notes	September 30, 2011	December 31, 2010
ASSETS
Cash and cash equivalents		589	864
Trade and other receivables		1,745	1,809
Other financial assets	10	56	74
Prepaid expenses and other current assets		562	912
Current assets excluding assets held for sale		2,952	3,659
Assets held for sale	11	1,189	-
Current assets		4,141	3,659
Computer hardware and other property, net		1,413	1,567
Computer software, net		1,612	1,613
Other identifiable intangible assets, net		8,433	8,714
Goodwill		18,815	18,892
Other financial assets	10	379	460
Other non-current assets	12	557	558
Deferred tax		44	68
Total assets		35,394	35,531

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	1,083	645
Payables, accruals and provisions	13	2,454	2,924
Deferred revenue		1,130	1,300
Other financial liabilities	10	59	142
Current liabilities excluding liabilities associated with assets held for sale		4,726	5,011
Liabilities associated with assets held for sale	11	193	-
Current liabilities		4,919	5,011
Long-term indebtedness	10	6,754	6,873
Provisions and other non-current liabilities	14	2,462	2,217
Other financial liabilities	10	89	71
Deferred tax		1,455	1,684
Total liabilities		15,679	15,856

Equity
Capital	15	10,276	10,284
Retained earnings		10,562	10,518
Accumulated other comprehensive loss		(1,472)	(1,480)
Total shareholders’ equity		19,366	19,322
Non-controlling interests		349	353
Total equity		19,715	19,675
Total liabilities and equity		35,394	35,531

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2011	2010	2011	2010
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		381	277	1,210	708
Adjustments for:
Depreciation		107	104	324	347
Amortization of computer software		155	143	481	417
Amortization of other identifiable intangible assets		152	138	446	399
Net gains on disposals of businesses and investments		(3)	(20)	(389)	(26)
Deferred tax		(55)	(2)	(229)	(68)
Other	16	(3)	101	161	331
Changes in working capital and other items	1,16	(158)	(265)	(349)	(433)
Operating cash flows from continuing operations		576	476	1,655	1,675
Operating cash flows from discontinued operations		-	-	-	(6)
Net cash provided by operating activities	1	576	476	1,655	1,669
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(388)	(100)	(1,114)	(578)
(Payments for) proceeds from other disposals, net of taxes paid		(5)	12	505	30
Capital expenditures, less proceeds from disposals	1	(218)	(259)	(759)	(817)
Other investing activities		2	(1)	39	2
Investing cash flows from continuing operations		(609)	(348)	(1,329)	(1,363)
Investing cash flows from discontinued operations		12	-	51	-
Net cash used in investing activities	1	(597)	(348)	(1,278)	(1,363)
FINANCING ACTIVITIES
Proceeds from debt	10	-	729	-	1,367
Repayments of debt	10	(593)	(5)	(646)	(918)
Net borrowings (repayments) under short-term loan facilities		1,083	13	1,063	(1)
Repurchases of common shares	15	(319)	-	(319)	-
Dividends paid on preference shares		-	(1)	(2)	(2)
Dividends paid on common shares	15	(247)	(232)	(712)	(695)
Other financing activities		(17)	1	(31)	(5)
Net cash (used in) provided by financing activities		(93)	505	(647)	(254)
Translation adjustments on cash and cash equivalents		(10)	17	(5)	(5)
(Decrease) increase in cash and cash equivalents		(124)	650	(275)	47
Cash and cash equivalents at beginning of period		713	508	864	1,111
Cash and cash equivalents at end of period		589	1,158	589	1,158

Supplemental cash flow information is provided in note 16.

Interest paid		(134)	(134)	(327)	(338)
Interest received		5	12	8	16
Income taxes paid		(54)	(53)	(211)	(151)

Amounts paid and received for interest are reflected as operating cash flows. Interest paid is net of debt-related hedges.

Amounts paid and received for taxes are reflected as either operating cash flows or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCI”)	Non-controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive income (loss) (1)	-	-	-	1,015	-	8	8	28	1,051
Distributions to non-controlling interest	-	-	-	-	-	-	-	(32)	(32)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(777)	-	-	-	-	(777)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	65	-	65	-	-	-	-	-	65
Repurchases of common shares	(127)	-	(127)	(192)	-	-	-	-	(319)
Stock compensation plans	101	(47)	54	-	-	-	-	-	54
Balance, September 30, 2011	10,116	160	10,276	10,562	(43)	(1,429)	(1,472)	349	19,715

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCI	Non-controlling interests	Total
Balance, December 31, 2009	9,957	220	10,177	10,561	(33)	(1,438)	(1,471)	68	19,335
Comprehensive income (loss) (1)	-	-	-	568	(50)	(52)	(102)	23	489
Distributions to non- controlling interest	-	-	-	-	-	-	-	(24)	(24)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(724)	-	-	-	-	(724)
Shares issued under DRIP	29	-	29	-	-	-	-	-	29
Stock compensation plans	60	51	111	-	-	-	-	-	111
Balance, September 30, 2010	10,046	271	10,317	10,403	(83)	(1,490)	(1,573)	67	19,214

(1)	Retained earnings for the nine months ended September 30, 2011 includes net actuarial losses of $167 million, net of tax (2010 - $117 million).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2010, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2010. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, which are included in the Company’s 2010 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Revision of prior period amounts
Certain prior period amounts have been revised in the consolidated statement of cash flow. Specifically, capital expenditures now include only cash payments, whereas previously they also included accruals relating to capital expenditures. The revision had no impact on prior periods’ increase or decrease in cash and cash equivalents, financial position or results of operations. A summary of the revised amounts for the three and nine months ended September 30, 2010 is as follows:

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	As reported	Revision	As revised	As reported	Revision	As revised
Net cash provided by operating activities	475	1	476	1,572	97	1,669
Net cash used in investing activities	(347)	(1)	(348)	(1,266)	(97)	(1,363)

See note 1 of the Company’s interim financial statements as at and for the three and six months ended June 30, 2011.

Note 2: Changes in accounting policies

Pronouncements effective January 1, 2011
Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are applicable for accounting periods beginning January 1, 2011. The standards impacted that are applicable to the Company are as follows:

•	IFRS 3 - Business Combinations;

•	IFRS 7 - Financial Instruments: Disclosures;

•	IAS 1 - Presentation of Financial Statements;

•	IAS 24 - Related Party Disclosures;

•	IAS 27 - Consolidated and Separate Financial Statements; and

•	IAS 34 - Interim Financial Reporting.

These changes did not have a material impact on the Company’s interim financial statements for the nine months ended September 30, 2011.

Pronouncements effective January 1, 2012 or later
Certain pronouncements were issued by the IASB or IFRIC that will be effective for accounting periods beginning on or after January 1, 2012. Many of these updates are not applicable or consequential to the Company and have been excluded from the table below. The following pronouncements, applicable for accounting periods beginning January 1, 2013, are being assessed to determine their impact on the Company’s results and financial position.

IFRS 9	IFRS 9 - Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value.

IFRS 10	IFRS 10 - Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	IFRS 11 - Joint Arrangements
IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.

IFRS 12	IFRS 12 - Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13	IFRS 13 - Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

IAS 1	IAS 1 - Presentation of Financial Statements
IAS 1 was amended to require entities to group items presented in ‘other comprehensive income’ in two categories. Items will be grouped together based on whether those items will or will not be classified to profit or loss in the future.

IAS 19	IAS 19 - Employee Benefits
IAS 19 has been amended to make fundamental improvements to recognition, presentation and disclosures for defined benefit plans.
•     ‘Net interest income (expense)’ on the net pension asset (obligation) replaces expected return on assets and interest on the obligation; retains flexibility to present in operating profit or finance costs;
•      Actuarial gains and losses (remeasurements) to be recognized immediately in other comprehensive income, eliminating ‘corridor’ deferral option;
•      Simpler treatment of plan changes: past service costs to be recognized immediately whether vested or not; no difference in treatment from curtailments and settlements;
•      Clarification on treatment of plan expenses; and
•      Additional disclosures regarding amounts recognized as well as the characteristics and risks of benefit plans.

IAS 27	IAS 27 - Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	IAS 28 - Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11; requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

Note 3: Segment information

The Company is organized in two divisions: Professional and Markets. In the second quarter of 2011, the Company announced that it intends to sell its healthcare business and realigned the structure of its Professional division. As a result, the following changes were made to the Company’s segment reporting, reflecting how the businesses are currently managed:

•
A new Intellectual Property & Science segment was formed, including the intellectual property business, formerly reported within the Legal segment, and the science business, formerly reported within the Healthcare & Science segment;

•	The Paisley business was moved from the Tax & Accounting segment to the Legal segment; and

•
An “Other businesses” category was created to aggregate businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. This category includes the healthcare business formerly reported within the Healthcare & Science segment as well as other previously announced disposals.

The Professional division is now comprised of three reportable segments: Legal, Tax & Accounting and Intellectual Property & Science. The Markets division, also a reportable segment, consists of financial and media businesses. Other businesses do not qualify as a component of another reportable segment, nor as a separate reportable segment. Segment information for the three and nine months ended September 30, 2010 was restated to reflect these changes.

The Company’s four reportable segments are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Legal

The Legal segment is a provider of critical information, decision support tools, software and services to legal, compliance, business and government professionals around the world. The Legal segment offers a broad range of products and services that utilize the Company’s electronic databases of legal, regulatory, news and business information. These products and services provide software-based workflow solutions; marketing, finance and operations technology; and legal process outsourcing services.

Tax & Accounting

The Tax & Accounting segment is a global provider of technology and information solutions, as well as integrated tax compliance and accounting software and services, to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of content, technology and services to governments, academia, corporations and law firms that enable the discovery, development and delivery of innovations across the world.

Markets

The Markets division serves financial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets division delivers critical information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help the Company’s customers generate superior returns, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues
Legal	896	825	2,527	2,295
Tax & Accounting	272	226	780	696
Intellectual Property & Science	215	193	627	582
Professional	1,383	1,244	3,934	3,573
Markets	1,878	1,788	5,637	5,342
Reportable segments	3,261	3,032	9,571	8,915
Eliminations	(3)	(2)	(10)	(8)
Revenues from ongoing businesses	3,258	3,030	9,561	8,907
Other businesses (1)	195	226	669	705
Consolidated revenues	3,453	3,256	10,230	9,612

Operating profit
Segment operating profit
Legal	270	252	692	654
Tax & Accounting	50	41	143	113
Intellectual Property & Science	64	50	173	156
Professional	384	343	1,008	923
Markets	382	353	1,100	983
Reportable segments	766	696	2,108	1,906
Corporate expenses (2)	(49)	(54)	(186)	(161)
Underlying operating profit	717	642	1,922	1,745
Other businesses (1)	48	39	149	146
Integration programs expenses (2) (see note 5)	(39)	(103)	(151)	(290)
Fair value adjustments (2) (see note 5)	102	(102)	112	(75)
Amortization of other identifiable intangible assets	(152)	(138)	(446)	(399)
Other operating (losses) gains, net	(17)	18	302	(15)
Consolidated operating profit	659	356	1,888	1,112

(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The more significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions); and Healthcare (data, analytics and performance benchmarking solutions provider). See notes 6 and 11.

(2)
Corporate expense includes corporate functions and certain share-based compensation costs. The Company previously reported a “Corporate & Other” category, which also included integration programs expenses and fair value adjustments. These items are now reported separately.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. By definition, results from Other businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, integration programs expenses and fair value adjustments). Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance. Revenues from ongoing businesses are revenues from reportable segments less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and corporate expenses. Other businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

In September 2011, the Company announced that it will disband its current divisional structure and transition to a set of focused business units, in conjunction with the creation of a new chief operating officer role. The current divisional and segment reporting structure will be maintained for the remainder of 2011, while the new management structure is put into place.

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Salaries, commissions and allowances	1,246	1,202	3,788	3,547
Share-based payments	19	16	81	76
Post-employment benefits	67	61	201	175
Total staff costs	1,332	1,279	4,070	3,798
Goods and services (1)	585	617	1,800	1,892
Data	262	261	771	744
Telecommunications	152	156	472	468
Real estate	134	118	392	345
Fair value adjustments (2)	(102)	102	(112)	75
Total operating expenses	2,363	2,533	7,393	7,322

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

In 2008, the Company announced a program directed at integrating Reuters Group PLC (“Reuters”), which the Company acquired in April 2008, with the Thomson Financial business and capturing cost synergies across the new organization, including shared services and corporate functions. The Company also incurred expenses for legacy savings programs pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are held centrally and not allocated to the reportable segments. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts, until the various initiatives are completed.

Costs incurred for integration programs were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Integration programs expenses	39	103	151	290

The costs incurred primarily related to severance, consulting expenses and technology initiatives. Severance costs were included within the “Salaries, commissions and allowances” component of “Operating expenses”. Consulting and technology-related expenses were included within the “Goods and services” component of “Operating expenses”.

Note 6: Other operating (losses) gains, net

Other operating losses, net, were $17 million for the three months ended September 30, 2011. Other operating gains, net, were $302 million for the nine months ended September 30, 2011 and included approximately:

•	$389 million of net gains on disposals of businesses and investments, primarily from the sale of the BARBRI legal education business and Scandinavian legal, tax and accounting business;

•	$55 million of asset impairment charges and disposal-related expenses associated with businesses held for sale;

•	$37 million gain from the revaluation of contingent consideration associated with a prior acquisition; and

•	$23 million in acquisition-related costs.

Additionally, losses of $27 million and $61 million were recorded in the three and nine months ended September 30, 2011, respectively, in connection with the termination of an information technology (“IT”) outsourcing agreement. Earlier this year, the Company reached agreement with a vendor to terminate an IT outsourcing agreement, which had been signed by Reuters prior to the acquisition of that business. The Company and the vendor mutually terminated the agreement as the vendor was unable to provide certain services. The Company is in the process of transitioning these technology support services into existing in-house operations. For the full year, the Company expects to record total charges of approximately $85 million relating to this termination. The net charges represent payments that were made to the vendor in prior periods for which the Company will receive no future value, net of amounts that are payable by the Company and the vendor in connection with the termination and subsequent transition. The majority of the net charges will be non-cash and must be amortized over the transition period of the contract.

The three and nine months ended September 30, 2010 included gains from the sale of certain investments previously classified as available for sale. The nine-month period also included a settlement in connection with a vendor dispute.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Interest expense:
Debt	(103)	(106)	(319)	(322)
Derivative financial instruments - hedging activities	6	13	27	40
Other	(14)	(10)	(28)	(21)
Fair value (losses) gains on financial instruments:
Debt	(1)	2	6	22
Cash flow hedges, transfer from equity	(195)	66	(119)	42
Fair value hedges	(6)	92	9	(41)
Net foreign exchange gains (losses) on debt	202	(160)	104	(23)
	(111)	(103)	(320)	(303)
Interest income	9	4	19	16
Net interest expense	(102)	(99)	(301)	(287)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net (losses) gains due to changes in foreign currency exchange rates	(39)	75	7	83
Net gains (losses) on derivative instruments	4	(39)	(26)	(11)
Loss from redemption of debt securities	-	-	-	(62)
Other	-	8	-	10
Other finance (costs) income	(35)	44	(19)	20

Net (losses) gains due to changes in foreign currency exchange rates
Net (losses) gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements and commercial paper borrowings.

Net gains (losses) on derivative instruments
Net gains (losses) on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Loss from redemption of debt securities
The loss incurred in the nine months ended September 30, 2010 primarily represented premiums paid in connection with the early redemption of debt securities. See note 10 for additional information.

Note 8: Taxation

Tax expense for the three and nine months ended September 30, 2011 and 2010 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate. The following items also affected tax expense in 2011:

•
In the third quarter of 2011, the Company concluded that certain tax losses that it had previously used to offset taxable income in a foreign subsidiary could not, in fact, be used by that subsidiary. The Company estimates that its inability to claim the losses will result in a $51 million liability for underpaid taxes. The liability relates to a legacy Reuters subsidiary, of which a significant portion arose in tax years prior to the Company’s acquisition of Reuters. The Company increased goodwill by $28 million to establish the pre-acquisition portion of the liability. Tax expense for the three-month period included a $13 million charge, which is comprised of $23 million of expense representing the portion of the cash payment relating to the post acquisition period, offset by $10 million of benefit, relating to the recognition of deferred tax assets for carry forward losses and other tax attributes that will now be available for use in future periods;

•
The nine months ended September 30, 2011 included a $46 million tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to the Company’s principal and controlling shareholder, The Woodbridge Company Limited (“Woodbridge”). Because Woodbridge sold its interest in that investment to a third party in April 2011, the tax losses became available to the Company for use for tax purposes; and

•	The nine months ended September 30, 2011 included $123 million of tax expense related to the gain on the sale of the BARBRI legal education business.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Other securities are comprised of unvested time-based restricted share units.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net earnings	381	277	1,210	708
Less: Earnings attributable to non-controlling interests	(12)	(9)	(28)	(23)
Dividends declared on preference shares	-	(1)	(2)	(2)
Earnings used in consolidated earnings per share	369	267	1,180	683
Less: Earnings from discontinued operations, net of tax	-	(6)	(2)	-
Earnings used in earnings per share from continuing operations	369	261	1,178	683

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Weighted average number of shares outstanding	833,647,089	831,745,756	834,561,763	831,033,982
Vested DSUs and PRSUs	998,430	1,062,826	1,062,708	860,103
Basic	834,645,519	832,808,582	835,624,471	831,894,085
Effect of stock options and other incentive plans	2,066,735	4,010,766	2,578,547	4,012,505
Diluted	836,712,254	836,819,348	838,203,018	835,906,590

Note 10: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

September 30, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	589	-	-	-	-	589
Trade and other receivables	1,745	-	-	-	-	1,745
Other financial assets – current	14	42	-	-	-	56
Other financial assets – non-current	155	1	203	20	-	379
Current indebtedness	-	-	-	-	(1,083)	(1,083)
Trade payables (see note 13)	-	-	-	-	(272)	(272)
Accruals (see note 13)	-	-	-	-	(1,577)	(1,577)
Other financial liabilities – current	-	(47)	-	-	(12)	(59)
Long term indebtedness	-	-	-	-	(6,754)	(6,754)
Other financial liabilities – non – current	-	-	(60)	-	(29)	(89)
Total	2,503	(4)	143	20	(9,727)	(7,065)

December 31, 2010	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	864	-	-	-	-	864
Trade and other receivables	1,809	-	-	-	-	1,809
Other financial assets – current	25	20	29	-	-	74
Other financial assets – non-current	157	-	287	16	-	460
Current indebtedness	-	-	-	-	(645)	(645)
Trade payables (see note 13)	-	-	-	-	(519)	(519)
Accruals (see note 13)	-	-	-	-	(1,943)	(1,943)
Other financial liabilities – current	-	(118)	-	-	(24)	(142)
Long term indebtedness	-	-	-	-	(6,873)	(6,873)
Other financial liabilities – non – current	-	-	(20)	-	(51)	(71)
Total	2,855	(98)	296	16	(10,055)	(6,986)

Debt-related activity

Current indebtedness includes $1.1 billion of outstanding commercial paper at September 30, 2011.

The following table outlines notes issued and repaid:

Date	Transaction	Principal Amount (in millions)
Notes issued
March 2010	5.85% notes due 2040	US$500
September 2010	4.35% notes due 2020	C$750
Notes repaid
July 2011	5.25% notes due 2011	C$600
March/April 2010	6.20% notes due 2012 (1)	US$700

(1)	These notes were redeemed prior to their scheduled maturity.

•	The notes that matured in July 2011 were repaid for $593 million (after swaps). The repayment was funded with commercial paper and other available resources;

•	The early redemption of notes in March/April 2010 was funded with the net proceeds from notes issued in March 2010 and available cash resources.

•
The Canadian dollar-denominated notes issued in September 2010 were converted to $731 million principal amount at an interest rate of 3.91% using fixed-to-fixed cross-currency swap agreements. These swaps were designated as cash flow hedges. The net proceeds and available cash resources were used to repay €500 million principal amount of 4.625% notes that matured in November 2010 for $762 million (after swaps).

See note 20.

Credit facility

In August 2011, the Company entered into a new $2.0 billion, five-year unsecured syndicated credit facility agreement which replaced a credit agreement the Company signed in 2007. The new credit agreement is substantially similar to the 2007 agreement. The Company plans to utilize the facility from time to time to provide liquidity in connection with its commercial paper program and for general corporate purposes.

The new agreement expires in August 2016. However, the Company may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. The Company may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion.

Under the new credit agreement, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at September 30, 2011.

Based on the Company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If the Company’s long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

There were no amounts drawn against this facility as of September 30, 2011.

Note 11: Businesses held for sale

The Company intends to sell certain businesses which are no longer fundamental to its strategy. The following summarizes the more significant of those businesses:

Business	Former Segment (1)	Description
Healthcare	Healthcare & Science	A provider of data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Markets	A provider of trade and risk management solutions to financial institutions, including banks, broker-dealers and hedge funds

(1)	Thesebusinesses are reported within the “Other businesses” category. See note 3.

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

September 30, 2011
Trade and other receivables	106
Computer software, net	123
Other identifiable intangible assets, net	103
Goodwill	785
Other assets	72
Total assets held for sale	1,189

Payables, accruals and provisions	46
Deferred revenue	125
Other liabilities	22
Total liabilities associated with assets held for sale	193

In September 2011, the Company accepted a binding offer for the sale of its Trade and Risk Management business. Upon completion of an employee information and consultation procedure, the Company intends to enter into a definitive sale and purchase agreement for the proposed transaction, which is expected to close by January 31, 2012. The Company expects to record a pre-tax gain on the sale.

The current and deferred tax consequences of the Healthcare divestiture could vary significantly depending on the ultimate structure of the transaction. Accordingly, existing deferred tax balances have not been reflected in the assets and liabilities held for sale.

These businesses do not qualify for discontinued operations classification.

Note 12: Other non-current assets

	September 30, 2011	December 31, 2010
Net defined benefit plan surpluses	31	48
Cash surrender value of life insurance policies	239	237
Investments in equity method investees	259	247
Other non-current assets	28	26
Total other non-current assets	557	558

Note 13: Payables, accruals and provisions

	September 30, 2011	December 31, 2010
Trade payables	272	519
Accruals	1,577	1,943
Provisions	185	203
Other current liabilities	420	259
Total payables, accruals and provisions	2,454	2,924

Note 14: Provisions and other non-current liabilities

	September 30, 2011	December 31, 2010
Net defined benefit plan obligations	1,290	1,026
Deferred compensation and employee incentives	225	239
Provisions	167	181
Unfavorable contract liability	162	208
Uncertain tax positions	536	459
Other non-current liabilities	82	104
Total provisions and other non-current liabilities	2,462	2,217

Note 15: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. In May 2011, the Company renewed its normal course issuer bid (“NCIB”) for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 13, 2011 and May 12, 2012.

During the three and nine months ended September 30, 2011, the Company repurchased 10,530,900 of its common shares for $319 million. The average price per share was $30.34. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Dividends declared per common share	$0.31	$0.29	$0.93	$0.87

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Dividend reinvestment	12	9	65	29

Note 16: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Non-cash employee benefit charges	(2)	46	133	157
Losses from redemption of debt securities	-	-	-	62
Other	(1)	55	28	112
	(3)	101	161	331

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Trade and other receivables	(48)	(18)	24	38
Prepaid expenses and other current assets	38	(29)	82	(50)
Other financial assets	(12)	6	(5)	20
Payables, accruals and provisions (See note 1)	(149)	(24)	(603)	(173)
Deferred revenue	(95)	(150)	(61)	(80)
Other financial liabilities	14	(6)	7	(11)
Income taxes	137	(22)	341	(36)
Other	(43)	(22)	(134)	(141)
	(158)	(265)	(349)	(433)

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three and nine months ended September 30, 2011 and 2010 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2011	2010	2011	2010
Businesses and identifiable intangible assets acquired	14	8	31	17
Investments in businesses	1	-	1	1
	15	8	32	18

	Three months ended September 30,		Nine months ended September 30,
Cash consideration	2011	2010	2011	2010
Businesses and identifiable intangible assets acquired	385	99	1,109	560
Investments in businesses	3	1	5	18
	388	100	1,114	578

(1)
Cash consideration is net of cash acquired of $7 million and $1 million for the three months ended September 30, 2011 and 2010, respectively, and $16 million and $12 million for the nine months ended September 30, 2011 and 2010, respectively.

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Cash and cash equivalents	7	1	16	12
Trade and other receivables	42	7	81	30
Prepaid expenses and other current assets	(24)	3	19	29
Current assets	25	11	116	71
Computer hardware and other property, net	4	-	7	2
Computer software, net	48	6	114	39
Other identifiable intangible assets	98	61	374	220
Other financial assets and other non-current assets	7	1	8	1
Total assets	182	79	619	333
Current indebtedness	-	-	(50)	-
Payables, accruals and provisions	(10)	(3)	(54)	(25)
Deferred revenue	(24)	(6)	(67)	(35)
Current liabilities	(34)	(9)	(171)	(60)
Long-term indebtedness	(2)	-	(2)	-
Provisions and other non-current liabilities	(1)	-	(7)	(5)
Other financial liabilities	(14)	-	(14)	-
Deferred tax	(33)	-	(98)	(42)
Total liabilities	(84)	(9)	(292)	(107)
Net assets acquired	98	70	327	226
Goodwill	294	30	798	346
Total	392	100	1,125	572

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. For acquisitions completed in 2011, the majority of acquired goodwill is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

The following provides a brief description of certain acquisitions completed during the nine months ended September 30, 2011 and 2010:

Date	Company	Acquiring segment	Description
July 2011	Manatron	Tax & Accounting	A provider of property tax automation and land registry software for governments and municipalities
May 2011	Mastersaf	Tax & Accounting	A Brazilian provider of tax and accounting solutions
May 2011	World-Check	Legal	A provider of financial crime and corruption prevention information
August 2010	Canada Law Book	Legal	A Canadian legal publisher
June 2010	Complinet	Legal	A provider of global compliance information solutions for financial services institutions and their advisors
June 2010	Point Carbon	Markets	A provider of essential trading analytics, news and content for the energy and environmental markets
May 2010	Revista dos Tribunais	Legal	A Brazilian legal publisher

Note 18: Contingencies

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (“RIC symbols”). RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). The Company is fully cooperating with the investigation. The Company does not believe that it has engaged in any anti-competitive activity related to RIC symbols.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. The IRS has challenged certain positions taken on the Company’s tax returns for the years 2006 and 2007. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related party transactions

As of September 30, 2011, Woodbridge beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In September 2011, the Company’s board of directors approved the sale of two Canadian wholly owned subsidiaries to a company affiliated with Woodbridge for approximately $50 million. The subsidiaries had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between the Company and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings. The Company expects the transaction will close in the fourth quarter of 2011. As a result, the Company expects to record a gain of $50 million within “Other operating gains (losses), net” in the consolidated income statement for the year ended December 31, 2011.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $126,000 for the year ended December 31, 2010.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2010 were $67,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions in connection with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services, which were valued at approximately $7 million for the nine months ended September 30, 2011.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $1 million for the nine months ended September 30, 2011.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $28 million for the nine months ended September 30, 2011.

Other transactions

In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. The acquisition helped expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. The Company’s board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

Note 20: Subsequent events

Issuance of debt securities

In October 2011, the Company completed an issuance of $350 million principal amount of 3.95% notes due 2021. The net proceeds from these notes were used to repay commercial paper borrowings that had financed the repayment of notes that matured in July 2011.